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                             February 28, 2024

       Mikael   pstun Skov
       Chief Executive Officer
       Hafnia Limited
       c/o Hafnia SG Pte. Ltd.
       10 Pasir Panjang Road, #18-01
       Singapore 117438

                                                        Re: Hafnia Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            Submitted February
9, 2024
                                                            CIK No. 0001815779

       Dear Mikael   pstun Skov:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 27, 2023 letter.

       Draft Registration Statement on Form 20-F filed February 9, 2024

       Dividend Policy, page 186

   1. We note that you expanded your disclosure on pages 186 and 187 in response to prior comment 7, to clarify
that if your new dividend policy had been in effect from the beginning of 2022, it
would not have resulted in any change to the dividend payments made for the first
three quarters. You also state that higher operating cashflows were used to "strengthen" your
balance sheet, and that this allowed you to "de-leverage" at a faster pace than had been
anticipated during 2022.

                                                        However, it appears
that your debt increased $444 million by the end of 2022 compared to
 Mikael   pstun Skov
Hafnia Limited
February 28, 2024
Page 2
      a year earlier, and that no accrual had yet been made for the fourth quarter dividend of
      $159 million. Please reconcile between these observations and your description of circumstances, as to the de-leverage and strength of your balance sheet. Please also disclose the extent to which change in vessel values impacted the results of your net loan-
      to-value computations for each period, independent of vessel transactions.
        Please contact John Cannarella, Staff Accountant, at 202-551-3337 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-
Advisor, at 202-551-3844 or Kevin Dougherty, Attorney-Advisor, at 202-551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameMikael   pstun Skov
                                                           Division of
Corporation Finance
Comapany NameHafnia Limited
                                                           Office of Energy &
Transportation
February 28, 2024 Page 2
cc:       Anthony J. Renzi Jr.
FirstName LastName